FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Half 2007

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST HALF ENDING JUNE 30, 2007

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

☒ Operating Revenues increased 8.9% to Ch$ 2,143,726 million, as a consequence of 13.3% higher revenues in the generation and transmission business, and of 6.3% higher revenues in the distribution business.

☒ EBITDA grew by 6.7% reaching Ch$ 826,840 million.

☒ Operating Income grew by 9.5%, reaching Ch$ 611,345 million, explained by 11.4% higher income in generation and transmission and 8.0% higher income in distribution.

☒ Energy demand continued growing in the five countries where we operate:

Chile 6.2%
Argentina 5.9%
Brazil 4.6%
Colombia 4.8%
Peru 10.5%

☒ In distribution, physical sales increased 6.6%, while our client base recorded 415 thousand new customers. Additionally, energy losses, on an aggregated basis, diminished to 11.3% .

☒ Over the last twelve months, Enersis’ Chilean stock price increased by 73.8% and the ADS price rose by 78.2%, reaching Ch$ 211.18 and US$ 20.05, respectively in June 30, 2007.

☒ Our market capitalization reached Ch$ 6,895,273 million; more than US$ 13 billion.

☒ On July 18th, 2007, the Chilean authority (CNE) once again adjusted the node price, this time to US$ 81.9 per MWh, an increase of 11.9% in dollar terms in relation to the prior resetting process which took place in April for the period May-October 2007 (US$ 73.2 per MWh).

☒ Restrictions of natural gas coming from Argentina affected the San Isidro and Taltal power plants significantly during the second quarter, reaching over 97% in June 2007. Consequently, these generation companies registered higher consumptions of liquid fuels in lieu of natural gas.

☒ In July 2007, Standard & Poor’s increased the international rating risk classification for Enersis and Endesa Chile to BBB (stable). In the same month, local rating agencies Feller Rate and Fitch improved the domestic risk rating to AA- (stable).

Pg. 1

PRESS RELEASE First Half 2007

TABLE OF
CONTENTS

HIGHLIGHTS FOR THE PERIOD	1

TABLE OF
CONTENTS	2

GENERAL INFORMATION	4
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5

MARKET INFORMATION	6
EQUITY MARKET	6
MARKET PERCEPTION	9
DEBT MARKET	9

RISK RATING CLASSIFICATION	10
CORPORATE RISK RATING CLASSIFICATION:	10
DOMESTIC RISK RATING CLASSIFICATION:	11

CONSOLIDATED INCOME STATEMENT	12
UNDER CHILEAN GAAP, MILLION CH$	12
UNDER CHILEAN GAAP, THOUSAND US$	13

CONSOLIDATED INCOME STATEMENT ANALYSIS	14
NET INCOME	14
OPERATING INCOME	14
NON OPERATING INCOME	15
EVOLUTION OF KEY FINANCIAL RATIOS	16

CONSOLIDATED BALANCE SHEET	17
ASSETS UNDER CHILEAN GAAP, MILLION CH$	17
ASSETS UNDER CHILEAN GAAP, THOUSAND US$	18
LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$	19
LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$	20

CONSOLIDATED BALANCE SHEET ANALYSIS	21
DEBT MATURITY, MILLION CH$	23
DEBT MATURITY, THOUSAND US$	23

CONSOLIDATED CASH FLOW	24
UNDER CHILEAN GAAP, MILLION CH$	24
UNDER CHILEAN GAAP, THOUSAND US$	26

CONSOLIDATED CASH FLOW ANALYSIS	28
CASH FLOW RECEIVED BY ENERSIS, CHILECTRA AND ENDESA CHILE FROM FOREIGN SUBSIDIARIES	29
PAYMENTS FOR ADDITIONS OF FIXED ASSETS AND DEPRECIATION	30

ANALYSIS OF EXCHANGE RISK AND INTEREST RATE	31

ARGENTINA	32

GENERATION	32
Costanera	32

Pg. 2

PRESS RELEASE First Half 2007

Chocón	33
DISTRIBUTION	33
Edesur	34

BRAZIL	35
Endesa Brasil	35
GENERATION	35
Cachoeira	35
Fortaleza	36
TRANSMISSION	37
Cien	37
DISTRIBUTION	37
Ampla	38
Coelce	38

CHILE	40
GENERATION	40
ENDESA CHILE	40
DISTRIBUTION	41
Chilectra	42

COLOMBIA	43
GENERATION	43
Emgesa	43
Betania	44
DISTRIBUTION	44
Codensa	44

PERU	46
GENERATION	46
Edegel	46
DISTRIBUTION	46
Edelnor	47

PARTIALLY CONSOLIDATED INCOME STATEMENT	48
UNDER CHILEAN GAAP, MILLION CH$	48
UNDER CHILEAN GAAP, THOUSAND US$	49

CONFERENCE CALL INVITATION	50
CONTACT INFORMATION	51
DISCLAIMER	51

Pg. 3

PRESS RELEASE First Half 2007 – General Information

GENERAL INFORMATION

(Santiago, Chile, July 27, 2007) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the semester ended June 30, 2007. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between June 30, 2006 and June 30, 2007. Figures for June 30, 2006, have been adjusted by the one-month lag accounting convention for CPI variation between both periods, equal to 2.9% .

For the purpose of converting Chilean pesos (Ch$) into United States dollars (US$), we have used the exchange rate prevailing as of June 30, 2007 for both periods under comparison, equal to US$ 1 = Ch$ 526.86. The Chilean peso appreciated by 2.4% against the US$ comparing June 30, 2007 with June 30, 2006.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of the financial statements, a brief explanation for the most important changes, and comments on the main items in the Income and Cash Flow Statements compared to the information as of June 2006.

[*] Consolidated since October 2005 and including Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 4

PRESS RELEASE First Half 2007 – Organizational Structure

SIMPLIFIED ORGANIZATIONAL STRUCTURE

Pg. 5

PRESS RELEASE First Half 2007 – Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

Over the last 12 months, the Enersis’ price increased 78.2%, from US$ 11.3 to US$ 20.1, well in excess over the 20.3% increase of the Dow Jones Industrial Index. The growth of the ADS price has been higher than the Adrian Index performance1, which rose by 62.4% .

The chart below presents the performance of Enersis ADS stock listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities benchmarks:

Stock price variation v/s Local Stock Index

Daily Average Transactions Volume
(1 ADR = 50 local shares)

Source: Bloomberg

______________________________
1 ADRIAN Index is a Bolsa Electrónica de Chile’s composite global index for ADRs listed in the United States.

Pg. 6

PRESS RELEASE First Half 2007 – Market Information

Bolsa de Comercio de Santiago (BCS)

Over the last 12 months, the Enersis’ Chilean stock price increased 73.8%, from Ch$ 121,5 to Ch$ 211.2. This variation compares favorably with the 63.2% increase for the IPSA Index.

Stock price variation v/s Local Stock Index

Daily Average Transactions Volume
Bolsa de Comercio de Santiago

Source: Bloomberg

Pg. 7

PRESS RELEASE First Half 2007 – Market Information

Bolsa de Comercio de Madrid (Latibex)

Over the last 12 months, the Enersis’ share price in the Latin American market of the Madrid Stock Exchange, (Latibex) increased from € 8.8 to € 14.9, or 69.5% exceeding the 54.8% growth for the Latibex Index. The chart below presents the performance of XENI stock listing in the Madrid Stock Exchange against Latibex.

Stock price variation v/s Local Stock Index

Daily Average Transactions Volume
(1 unit = 50 local shares)

Source: Bloomberg

Pg. 8

PRESS RELEASE First Half 2007 – Market Information

MARKET PERCEPTION
The research released during the period on Enersis shows the following target prices for the Company’s ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

04-Feb-07	Penta	Jorge Palavecino	21.3	Neutral
07-Feb-07	Raymond James	Ricardo Cavanagh	17.5	Buy
24-Apr-07	Larraín Vial	Cristián Ramírez	20.6	Overweight
25-Apr-07	Merrill Lynch	Frank McGann	22.0	Buy
02-May-07	Deutsche Bank	Marcus Sequeira	23.0	Buy
02-May-07	Bear Stearns	Rowe Michels	19.0	Peer Perform
14-May-07	UBS (**)	Brian Chase	20.4	Neutral 2
16-May-07	Santander	Raimundo Valdés	21.0	Buy
24-May-07	Banchile (*)	Sergio Zapata	20.2	Hold

ADR average target price (US$)			20.6

(*) The analyst used an exchange rate of Ch$545 forecasted by Banchile for the end of year 2007.
(**) UBS only estimates the local share target price, therefore we have used an exchange rate as of June, 2007 (Ch$526.86) for making the conversion to ADR price.

Source: Bloomberg and market research

DEBT MARKET
The following chart shows the pricing of our Yankee Bonds during the last twelve months.

Enersis Yankee Bonds

Source: Bloomberg

Pg. 9

PRESS RELEASE First Half 2007 – Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Fitch: BBB / Stable

Rationale (July 5, 2007)
“Fitch has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB.' The unsecured debt rating is also 'BBB' and applies to the company's US$600.6 million of Yankee Bonds. The ratings affect approximately US$679 million of debt. All ratings have a Stable Outlook.

The ratings reflect continued growth in electricity demand in all the countries where Enersis has a presence. In general, Enersis operates in countries with a stable regulatory framework, resulting in growing tariffs and electricity prices, and a manageable level of government interference.”

Standard & Poor’s: BBB / Stable

Rationale (July 03, 2007)
“Standard & Poor's Ratings Services raised its ratings on Chile-based electricity provider Enersis S.A. by one notch, to 'BBB' from 'BBB-', and removed them from CreditWatch with positive implications where they were placed on Dec. 15, 2006. The outlook is stable. The upgrade reflects the improvement of the company's financial risk profile mainly due to the very good performance of its Chilean operations, which represent about 50% of its consolidated EBITDA adjusted by ownership, combined with adequate debt service coverage ratios (DSCR) and very good liquidity and financial flexibility.”

Moody’s: Baa3 / Stable

Rationale (December 14, 2006)
“Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina.

The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Pg. 10

PRESS RELEASE First Half 2007 – Market Information

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate: Bonds: AA- / Positive • Shares: 1st Class Level 1

Rationale (July 6, 2007)
“Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006. Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra.
At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.”

Fitch: Bonds: AA- / Stable • Shares: 1st Class Level 1

Rationale (July 20, 2007)
“Fitch Ratings raised its domestic credit rating for Enersis S.A. (“Enersis” or “the Company”) to “AA-“ from “A+”, maintaining a “Stable Outlook.” This change affects the local bonds issuance No.264 (Series B1 and B2). The increase in the rating for Enersis reflects the culmination of a credit improvement plan to reduce debt and extend debt maturities, resulting in a stronger cash flow and greater financial flexibility.”

Pg. 11

PRESS RELEASE First Half 2007 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	1H 06	1H 07	Var 06-07	Chg %

Revenues from Generation & Transmission	802,910	909,795	106,885	13.3%
Revenues from Distribution	1,305,835	1,388,228	82,393	6.3%
Revenues from Engineering and Real Estate	23,011	19,507	(3,504)	(15.2%)
Revenues from Other Businesses	93,761	92,895	(866)	(0.9%)
Consolidation Adjustments	(257,123)	(266,699)	(9,576)	(3.7%)

Operating Revenues	1,968,394	2,143,726	175,332	8.9%

Costs from Generation	(490,138)	(565,230)	(75,092)	(15.3%)
Costs from Distribution	(950,967)	(996,726)	(45,759)	(4.8%)
Costs from Engineering and Real Estate	(18,984)	(15,687)	3,297	17.4%
Costs from Other Businesses	(76,994)	(76,922)	72	0.1%
Consolidation Adjustments	239,803	251,954	12,151	5.1%

Operating Costs	(1,297,280)	(1,402,611)	(105,331)	(8.1%)

Operating Margin	671,114	741,115	70,001	10.4%

SG&A from Generation	(24,107)	(22,963)	1,145	4.7%
SG&A from Distribution	(86,214)	(101,433)	(15,219)	(17.7%)
SG&A from Engineering and Real Estate	(1,780)	(1,826)	(45)	(2.6%)
SG&A from Other Businesses	(19,325)	(20,527)	(1,202)	(6.2%)
Consolidation Adjustments	18,686	16,979	(1,707)	(9.1%)

Selling and Administrative Expenses	(112,740)	(129,770)	(17,031)	(15.1%)

Operating Income	558,375	611,345	52,970	9.5%

Interest Income	67,268	56,483	(10,785)	(16.0%)
Interest Expense	(195,495)	(203,863)	(8,368)	(4.3%)
Net Interest (Expense)	(128,227)	(147,380)	(19,153)	(14.9%)
Equity Gains from Related Companies	3,453	1,319	(2,134)	(61.8%)
Equity Losses from Related Companies	(25)	(3,630)	(3,605)	N/A
Net Income from Related Companies	3,428	(2,311)	(5,739)	N/A
Other Non Operating Income	128,496	88,622	(39,874)	(31.0%)
Other Non Operating Expenses	(111,140)	(219,726)	(108,586)	(97.7%)
Net other Non Operating Income (Expense)	17,357	(131,104)	(148,461)	N/A
Price Level Restatement	2,132	(2,204)	(4,336)	N/A
Foreign Exchange Effect	3,187	3,531	344	10.8%
Net of Monetary Exposure	5,319	1,327	(3,992)	(75.0%)
Positive Goodwill Amortization	(28,503)	(28,429)	74	0.3%

Non Operating Income	(130,626)	(307,897)	(177,271)	(135.7%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	427,749	303,448	(124,301)	(29.1%)

Extraordinary Items	-	-	-	-
Income Tax	(40,488)	(159,568)	(119,080)	(294.1%)
Minority Interest	(166,731)	(85,959)	80,772	48.4%
Negative Goodwill Amortization	4,026	2,297	(1,729)	(43.0%)

NET INCOME	224,556	60,218	(164,338)	(73.2%)

EBITDA	775,106	826,840	51,734	6.7%

Pg. 12

PRESS RELEASE First Half 2007 – Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	1H 06	1H 07	Var 06-07	Chg %

Revenues from Generation & Transmission	1,523,954	1,726,825	202,871	13.3%
Revenues from Distribution	2,478,525	2,634,908	156,383	6.3%
Revenues from Engineering and Real Estate	43,676	37,025	(6,651)	(15.2%)
Revenues from Other Businesses	177,962	176,319	(1,643)	(0.9%)
Consolidation Adjustments	(488,029)	(506,204)	(18,175)	(3.7%)

Operating Revenues	3,736,085	4,068,873	332,788	8.9%

Costs from Generation	(930,300)	(1,072,827)	(142,527)	(15.3%)
Costs from Distribution	(1,804,971)	(1,891,824)	(86,853)	(4.8%)
Costs from Engineering and Real Estate	(36,033)	(29,775)	6,258	17.4%
Costs from Other Businesses	(146,138)	(146,001)	137	0.1%
Consolidation Adjustments	455,155	478,217	23,062	5.1%

Operating Costs	(2,462,286)	(2,662,209)	(199,923)	(8.1%)

Operating Margin	1,273,799	1,406,664	132,865	10.4%

SG&A from Generation	(45,757)	(43,586)	2,171	4.7%
SG&A from Distribution	(163,637)	(192,523)	(28,886)	(17.7%)
SG&A from Engineering and Real Estate	(3,379)	(3,466)	(87)	(2.6%)
SG&A from Other Businesses	(36,679)	(38,961)	(2,282)	(6.2%)
Consolidation Adjustments	35,467	32,226	(3,241)	(9.1%)

Selling and Administrative Expenses	(213,985)	(246,308)	(32,323)	(15.1%)

Operating Income	1,059,817	1,160,356	100,539	9.5%

Interest Income	127,678	107,207	(20,471)	(16.0%)
Interest Expense	(371,057)	(386,939)	(15,882)	(4.3%)
Net Interest (Expense)	(243,379)	(279,733)	(36,354)	(14.9%)
Equity Gains from Related Companies	6,554	2,503	(4,051)	(61.8%)
Equity Losses from Related Companies	(47)	(6,890)	(6,843)	N/A
Net Income from Related Companies	6,507	(4,389)	(10,896)	N/A
Other Non Operating Income	243,891	168,209	(75,682)	(31.0%)
Other Non Operating Expenses	(210,947)	(417,049)	(206,102)	(97.7%)
Net other Non Operating Income (Expense)	32,943	(248,840)	(281,783)	N/A
Price Level Restatement	4,046	(4,183)	(8,229)	N/A
Foreign Exchange Effect	6,049	6,702	653	10.8%
Net of Monetary Exposure	10,095	2,519	(7,576)	(75.0%)
Positive Goodwill Amortization	(54,099)	(53,960)	139	0.3%

Non Operating Income	(247,933)	(584,404)	(336,471)	(135.7%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	811,884	575,952	(235,932)	(29.1%)

Extraordinary Items	-	-	-	-
Income Tax	(76,847)	(302,866)	(226,019)	(294.1%)
Minority Interest	(316,461)	(163,153)	153,308	48.4%
Negative Goodwill Amortization	7,641	4,360	(3,281)	(43.0%)

NET INCOME	426,216	114,293	(311,923)	(73.2%)

EBITDA	1,471,179	1,569,374	98,195	6.7%

Pg. 13

PRESS RELEASE First Half 2007 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source: FECU)

NET INCOME

As of June 2007, net income decreased 73.2% down to Ch$ 60,218 million. It is important to highlight that the financial statements for the first semester of 2006 included the one time recognition of the positive effect of deferred taxes for Ch$ 110,796 million due Chilectra and Elesur merge, booked in March 2006. If we isolate this effect and compare in homogeneous terms, we would have registered a decrease of 47.1% instead, and mainly due to a lower non operating income, which in turn is driven primarily by the effect of losses proceeding from Technical Bulletin N° 64 (“BT 64”), related to foreign subsidiaries for Ch$ 119,994 million (Ch$ 52,475 million net of minority interest), which is partially offset by significantly better operating income in 2007.

OPERATING INCOME

Operating income as of June 2007 amounted to Ch$ 611,345 million, presenting an increase of Ch$ 52,970 million, or 9.5% . If we take into account the effect of the 2.4% appreciation of the Chilean peso against the dollar (from Ch$ 539.44 to Ch$ 526.86 per US$), Operating Income would have risen by 13.8% instead.

Table 4

	1H06				1H07

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	655,525	(386,707)	(19,237)	249,581	789,283	(492,560)	(18,895)	277,828
Cachoeira (*)	33,512	(15,755)	(1,918)	15,839	41,030	(15,228)	(1,075)	24,727
Fortaleza (**)	56,496	(35,570)	(588)	20,338	50,965	(27,948)	(723)	22,294
Cien (**)	70,883	(64,559)	(2,400)	3,924	57,904	(56,564)	(2,435)	(1,095)
Chilectra	327,733	(244,550)	(22,901)	60,282	364,567	(281,522)	(22,175)	60,870
Edesur	139,317	(108,414)	(16,844)	14,059	152,085	(117,965)	(19,413)	14,707
Distrilima (Edelnor)	109,824	(81,080)	(10,128)	18,616	110,062	(77,783)	(9,831)	22,448
Ampla	281,549	(215,978)	(9,107)	56,464	279,831	(194,490)	(13,381)	71,960
Investluz (Coelce)	217,895	(150,401)	(19,190)	48,304	220,914	(146,937)	(28,277)	45,700
Codensa	229,516	(150,545)	(8,003)	70,968	260,768	(178,028)	(8,356)	74,384
CAM Ltda.	65,314	(56,330)	(4,147)	4,837	62,818	(53,232)	(5,004)	4,582
Inmobiliaria Manso de Velasco Ltda.	8,775	(6,338)	(1,262)	1,175	4,758	(3,659)	(1,249)	(150)
Synapsis Soluciones y Servicios IT Ltda.	26,053	(19,491)	(4,683)	1,879	27,692	(21,513)	(5,406)	773
Enersis Holding and other investment vehicles	2,396	(1,172)	(10,530)	(9,306)	2,386	(2,178)	(9,994)	(9,786)
Consolidation Adjustments	(256,394)	239,610	18,198	1,414	(281,337)	266,996	16,444	2,103

Total Consolidation	1,968,394	(1,297,280)	(112,740)	558,374	2,143,726	(1,402,611)	(129,770)	611,345

Table 4.1

	1H06				1H07

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	1,244,211	(733,984)	(36,513)	473,714	1,498,089	(934,898)	(35,863)	527,328
Cachoeira (*)	63,607	(29,903)	(3,640)	30,064	77,877	(28,903)	(2,040)	46,934
Fortaleza (**)	107,231	(67,513)	(1,117)	38,602	96,733	(53,046)	(1,372)	42,315
Cien (**)	134,538	(122,535)	(4,555)	7,448	109,905	(107,361)	(4,622)	(2,079)
Chilectra	622,049	(464,164)	(43,467)	114,418	691,962	(534,340)	(42,089)	115,533
Edesur	264,430	(205,773)	(31,971)	26,686	288,663	(223,902)	(36,847)	27,914
Distrilima (Edelnor)	208,451	(153,893)	(19,222)	35,335	208,902	(147,636)	(18,660)	42,607
Ampla	534,391	(409,935)	(17,286)	107,170	531,131	(369,150)	(25,398)	136,583
Investluz (Coelce)	413,573	(285,467)	(36,423)	91,683	419,302	(278,892)	(53,670)	86,740
Codensa	435,629	(285,740)	(15,190)	134,699	494,948	(337,903)	(15,860)	141,185
CAM Ltda.	123,968	(106,916)	(7,872)	9,180	119,232	(101,037)	(9,498)	8,697
Inmobiliaria Manso de Velasco Ltda.	16,655	(12,030)	(2,396)	2,229	9,032	(6,945)	(2,370)	(284)
Synapsis Soluciones y Servicios IT Ltda.	49,450	(36,995)	(8,889)	3,567	52,561	(40,832)	(10,261)	1,469
Enersis Holding and other investment vehicles	4,548	(2,224)	(19,987)	(17,664)	4,528	(4,134)	(18,969)	(18,576)
Consolidation Adjustments	(486,645)	454,788	34,540	2,683	(533,989)	506,768	31,212	3,991

Total Consolidation	3,736,086	(2,462,285)	(213,988)	1,059,814	4,068,875	(2,662,211)	(246,307)	1,160,356

Pg. 14

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

NON OPERATING INCOME
The company’s non-operating losses improved Ch$ 177,271, from a loss of Ch$ 130,626 million in 2006 to a loss of Ch$ 307,897 million in 2007. This is mainly explained by:

Net Interest Expense increased by Ch$ 19,153 million, or 14.9%, from Ch$ 128,227 million to Ch$ 147,380 million, due to higher average debt mainly incurred by our subsidiaries CIEN, Ampla, and Codensa.

Income from investments in related companies decreased by Ch$ 5,739 million, a net loss of Ch$ 2,311 million compared to income of Ch$ 3,428 million as of June 2006. This is mainly explained by Ch$5,387 million in lower profits from GasAtacama, which in turn is the consequence of the continuing restrictions of natural gas imports from Argentina.

Net other non-operating income decreased by Ch$ 148,461 million from a net income of Ch$ 17,357 million in 2006 to a net loss of Ch$ 131,104 this year. The main reasons for this variation are as follows:

  Net losses of Ch$ 144,640 million proceeding from conversion adjustments in accordance with BT 64 for our subsidiaries in Brazil, Colombia and Peru (Ch$ 51,730 million net of minority interest).
  Lower profit in the sale of fixed assets, for Ch$ 19,382 million, because of non-recurring sales.
  Equity Tax in Colombia of Ch$ 15,554 million.
  Higher fines and penalties for Ch$ 9,533 million.
  Correction of energy and power invoices in the SIC for Ch$ 8,327 million.

These items were partially compensated by:

  Tariff adjustment from previous periods in Edesur for Ch$ 29,274 million.
  Lower expenses from energy efficiency programs in Brazilian subsidiaries for Ch$ 9,488 million.
  Profits from new contracts with Cemsa and CIEN for Ch$ 8,658 million.

Price Level Restatement shows a negative variation of Ch$ 4,336 million, mainly due to higher inflation of 1.9% in the first half 2007, in comparison with 1.1% registered during the first half 2006, over monetary and non-monetary assets and liabilities, principally debt denominated in U.F., as well as accounting effects on the income statement.

Income tax and Deferred tax registered a net expense of Ch$ 159,568 million, which compared with the expense of Ch$ 40,488 million in June 2006, results in a negative variation of Ch$ 119,080 million.

The decrease of Ch$ 11,256 million in income tax is mainly explained by lower provisions in Ampla, for Ch$ 10,819 million, Enersis for Ch$ 9,488 million, in Codensa for Ch$ 8,489 million, in CGTF for Ch$ 4,576 million and in Chilectra for Ch$ 3,809 million, partially offset by increases in Endesa for Ch$ 11,031 million, Chocón for Ch$ 5,943 million, Pehuenche for Ch$ 4,184 million, Emgesa for Ch$ 2,821 million and Coelce for Ch$ 2,032.

Deferred taxes, which do not constitute cash flow, registered a negative variation of Ch$ 130,336 million, mainly explained by the one-time effect recognized as of March 2006 in Chilectra for Ch$ 110,796 million as a consequence of the Elesur and Chilectra merge. This merger implied, for Elesur, a reversion adjustment in the provisions on valuations upon accumulated tax losses, as booked in previous exercises. Other important variations occurred in Ampla, with Ch$ 15,767 million, Enersis with Ch$8,764 million, Endesa Fortaleza with Ch$ 7,189 million and Edesur with Ch$ 5,063 million, partially offset by CIEN with Ch$ 8,223 million, Edegel with Ch$ 7,009 million, Chocón with Ch$ 5,532 million and Endesa Chile with Ch$ 4,815 million.

Pg. 15

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

Amortization of negative goodwill decreased Ch$ 1,729 million, reaching an amount of Ch$ 2,297 million, explained by the final amortization related to the purchase of the first stake in Betania, which effect is a lower amortization of Ch$ 1,678 million.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	1H06	1H07	Var 06-07	Chg %

Liquidity	Times	1.10	1.31	0.21	19.1%
Acid ratio test *	Times	1.02	1.21	0.19	18.6%
Working capital	million Ch$	160,970	419,545	258,575	160.6%
Working capital	th. US$	305,526	796,312	490,785	160.6%
Leverage **	Times	0.88	1.01	0.13	14.8%
Short-term debt	%	0.30	0.24	(0.06)	(20.0%)
Long-term debt	%	0.70	0.76	0.06	8.6%
Interest Coverage***	Times	4.35	4.50	0.15	3.4%
EBITDA****	th. US$	1,471,179	1,569,374	98,195	6.7%
ROE	%	7.70%	2.15%	(5.55%)	(72.1%)
ROA	%	1.97%	0.54%	(1.43%)	(72.6%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio increased to 1.31 times, which represents an improvement of 19.1% . This means that the company is showing stronger liquidity, reducing its obligations with banks through cash surpluses and structuring an adequate debt maturity calendar.

Leverage reached 1.01 times, increasing 14.8% over last year’s figure of 0.88.

Interest Coverage improved 3.4%, from 4.35 times to 4.50 times, mainly due to the increase in operating results for the Group, which more than offset the higher interest expense.

ROE reached 2.2% for the first semester of 2007, decreasing from 7.7% as of June 2006, mainly explained by the non-recurrence associated with the merger between Chilectra and Elesur in March 2006.

ROA decreased from 1.97% as of June 2006, to 0.54% as of June 2007. This negative variation, as in the case of ROE, is mainly related to the one time positive effect booked in the first quarter 2006, derived from merging Elesur and Chilectra.

Pg. 16

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	1H 06	1H 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	53,737	47,642	(6,096)	(11.3%)
Time deposits	435,482	316,960	(118,522)	(27.2%)
Marketable securities	3,832	12,825	8,993	-
Accounts receivable, net	771,927	941,953	170,025	22.0%
Notes receivable, net	5,826	9,433	3,606	61.9%
Other accounts receivable, net	131,793	111,585	(20,208)	(15.3%)
Amounts due from related companies	13,911	40,387	26,476	-
Inventories	74,109	85,155	11,046	14.9%
Income taxes recoverable	69,367	79,136	9,770	14.1%
Prepaid expenses	62,706	46,181	(16,526)	(26.4%)
Deferred income taxes	65,700	57,949	(7,751)	(11.8%)
Other current assets	69,637	36,873	(32,764)	(47.1%)

Total currrent assets	1,758,027	1,786,077	28,050	1.6%

PROPERTY, PLANT AND EQUIPMENT
Land	138,726	133,878	(4,848)	(3.5%)
Buildings and infraestructure and works in progress	11,139,187	11,048,943	(90,244)	(0.8%)
Machinery and equipment	1,996,814	2,028,775	31,961	1.6%
Other plant and equipment	588,109	631,406	43,297	7.4%
Technical appraisal	193,276	184,598	(8,678)	(4.5%)
Sub - Total	14,056,112	14,027,600	(28,512)	(0.2%)
Accumulated depreciation	(5,739,547)	(5,951,494)	(211,946)	(3.7%)

Total property, plant and equipment	8,316,565	8,076,106	(240,459)	(2.9%)

OTHER ASSETS
Investments in related companies	107,748	111,678	3,930	3.6%
Investments in other companies	26,446	23,979	(2,467)	(9.3%)
Positive goodwill, net	696,451	638,587	(57,864)	(8.3%)
Negative goodwill, net	(34,317)	(42,490)	(8,173)	(23.8%)
Long-term receivables	148,062	152,944	4,882	3.3%
Amounts due from related companies	97,291	89,584	(7,707)	(7.9%)
Deferred income taxes	-	-	-	-
Intangibles	89,562	93,112	3,550	4.0%
Accumulated amortization	(55,018)	(57,973)	(2,955)	(5.4%)
Others assets	267,034	282,945	15,911	6.0%

Total other assets	1,343,258	1,292,365	(50,893)	(3.8%)

TOTAL ASSETS	11,417,850	11,154,548	(263,302)	(2.3%)

Pg. 17

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	1H 06	1H 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	101,996	90,426	(11,570)	(11.3%)
Time deposits	826,560	601,602	(224,958)	(27.2%)
Marketable securities	7,274	24,342	17,068	-
Accounts receivable, net	1,465,147	1,787,861	322,714	22.0%
Notes receivable, net	11,059	17,904	6,845	61.9%
Other accounts receivable, net	250,148	211,792	(38,356)	(15.3%)
Amounts due from related companies	26,403	76,656	50,253	-
Inventories	140,661	161,627	20,966	14.9%
Income taxes recoverable	131,660	150,204	18,544	14.1%
Prepaid expenses	119,019	87,652	(31,367)	(26.4%)
Deferred income taxes	124,701	109,990	(14,711)	(11.8%)
Other current assets	132,173	69,985	(62,188)	(47.1%)

Total currrent assets	3,336,801	3,390,040	53,239	1.6%

PROPERTY, PLANT AND EQUIPMENT
Land	263,308	254,106	(9,202)	(3.5%)
Buildings and infraestructure and works in progres	21,142,594	20,971,307	(171,287)	(0.8%)
Machinery and equipment	3,790,027	3,850,690	60,663	1.6%
Other plant and equipment	1,116,253	1,198,433	82,180	7.4%
Technical appraisal	366,845	350,373	(16,472)	(4.5%)
Sub - Total	26,679,027	26,624,910	(54,117)	(0.2%)
Accumulated depreciation	(10,893,875)	(11,296,158)	(402,283)	(3.7%)

Total property, plant and equipment	15,785,151	15,328,752	(456,399)	(2.9%)

OTHER ASSETS
Investments in related companies	204,510	211,969	7,459	3.6%
Investments in other companies	50,195	45,513	(4,682)	(9.3%)
Positive goodwill, net	1,321,890	1,212,062	(109,828)	(8.3%)
Negative goodwill, net	(65,135)	(80,648)	(15,513)	(23.8%)
Long-term receivables	281,026	290,293	9,267	3.3%
Amounts due from related companies	184,661	170,033	(14,628)	(7.9%)
Deferred income taxes	-	-	-	-
Intangibles	169,991	176,730	6,739	4.0%
Accumulated amortization	(104,426)	(110,034)	(5,608)	(5.4%)
Others assets	506,840	537,040	30,200	6.0%

Total other assets	2,549,553	2,452,958	(96,595)	(3.8%)

TOTAL ASSETS	21,671,506	21,171,750	(499,756)	(2.3%)

Pg. 18

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	1H 06	1H 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	106,843	81,153	(25,690)	(24.0%)
Current portion of long-term debt due to banks and financial institutions	174,567	119,302	(55,265)	(31.7%)
Current portion of bonds payable	485,166	172,754	(312,412)	(64.4%)
Current portion of long-term notes payable	38,339	28,441	(9,898)	(25.8%)
Dividends payable	17,807	46,373	28,566	160.4%
Accounts payable	329,052	431,108	102,056	31.0%
Short-term notes payable	17,072	14,057	(3,014)	(17.7%)
Miscellaneous payables	87,412	119,872	32,460	37.1%
Accounts payable to related companies	41,736	22,150	(19,587)	(46.9%)
Accrued expenses	65,231	74,496	9,265	14.2%
Withholdings	91,602	99,407	7,805	8.5%
Income taxes payable	54,123	22,848	(31,275)	(57.8%)
Anticipated income	3,033	8,450	5,418	178.6%
Reinbursable financial contribution	1,312	1,033	(279)	(21.3%)
Other current liabilities	83,764	125,088	41,324	49.3%

Total current liabilities	1,597,057	1,366,532	(230,525)	(14.4%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	687,357	996,658	309,301	45.0%
Bonds payable	2,139,619	2,384,600	244,981	11.4%
Long -term notes payable	117,655	120,644	2,989	2.5%
Accounts payables	128,077	147,368	19,291	15.1%
Amounts payable to related companies	13,036	9,894	(3,143)	(24.1%)
Accrued expenses	475,734	362,731	(113,004)	(23.8%)
Deferred income taxes	11,836	1,898	(9,938)	(84.0%)
Reinbursable financial contribution	3,484	3,289	(195)	(5.6%)
Other long-term liabilities	185,296	213,248	27,952	15.1%

Total long-term liabilities	3,762,094	4,240,330	478,236	12.7%

Minority interest	3,141,555	2,751,634	(389,921)	(12.4%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,434,209	2,415,284	(18,925)	(0.8%)
Additional paid-in capital	26,776	45,890	19,114	71.4%
Additional paid-in capital (share premium)	175,381	175,395	13	0.0%
Other reserves	(220,116)	(269,855)	(49,739)	22.6%
Total capital and reserves	2,416,251	2,366,714	(49,537)	(2.1%)
Retained earnings	276,338	369,120	92,782	33.6%
Net income for the period	224,556	60,218	(164,338)	(73.2%)
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	500,894	429,338	(71,555)	(14.3%)

Total shareholder´s equity	2,917,144	2,796,052	(121,092)	(4.2%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,417,850	11,154,548	(263,302)	(2.3%)

Pg. 19

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	1H 06	1H 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	202,792	154,031	(48,761)	(24.0%)
Current portion of long-term debt due to banks and financial in	331,335	226,439	(104,896)	(31.7%)
Current portion of bonds payable	920,863	327,894	(592,969)	(64.4%)
Current portion of long-term notes payable	72,768	53,981	(18,787)	(25.8%)
Dividends payable	33,798	88,018	54,220	160.4%
Accounts payable	624,552	818,259	193,707	31.0%
Short-term notes payable	32,403	26,681	(5,722)	(17.7%)
Miscellaneous payables	165,912	227,522	61,610	37.1%
Accounts payable to related companies	79,217	42,041	(37,176)	(46.9%)
Accrued expenses	123,811	141,397	17,586	14.2%
Withholdings	173,864	188,678	14,814	8.5%
Income taxes payable	102,727	43,366	(59,361)	(57.8%)
Anticipated income	5,756	16,039	10,283	178.6%
Reinbursable financial contribution	2,490	1,960	(530)	(21.3%)
Other current liabilities	158,987	237,422	78,435	49.3%

Total current liabilities	3,031,273	2,593,728	(437,545)	(14.4%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,304,630	1,891,695	587,065	45.0%
Bonds payable	4,061,076	4,526,060	464,984	11.4%
Long -term notes payable	223,313	228,987	5,674	2.5%
Accounts payables	243,095	279,710	36,615	15.1%
Amounts payable to related companies	24,743	18,778	(5,965)	(24.1%)
Accrued expenses	902,962	688,477	(214,485)	(23.8%)
Deferred income taxes	22,465	3,603	(18,862)	(84.0%)
Reinbursable financial contribution	6,613	6,243	(370)	(5.6%)
Other long-term liabilities	351,698	404,753	53,055	15.1%

Total long-term liabilities	7,140,595	8,048,306	907,711	12.7%

Minority interest	5,962,789	5,222,705	(740,084)	(12.4%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,620,220	4,584,300	(35,920)	(0.8%)
Additional paid-in capital	50,822	87,102	36,280	71.4%
Additional paid-in capital (share premium)	332,880	332,905	25	0.0%
Other reserves	(417,788)	(512,195)	(94,407)	22.6%
Total capital and reserves	4,586,134	4,492,112	(94,022)	(2.1%)
Retained earnings	524,499	700,603	176,104	33.6%
Net income for the period	426,215	114,296	(311,919)	(73.2%)
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	950,715	814,900	(135,815)	(14.3%)

Total shareholder´s equity	5,536,849	5,307,012	(229,837)	(4.2%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	21,671,506	21,171,750	(499,756)	(2.3%)

Pg. 20

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets decreased by Ch$ 263,302 million. This was due to:

•	Current Assets increased by Ch$ 28,050 million, mainly due to:

  Increase in accounts receivable Ch$ 170,025 million, principally due to a rise in billing from Codensa, for Ch$ 100,673 million, Ampla for Ch$ 29,383 million, Emgesa for Ch$ 23,130 million, Costanera for Ch$ 18,307 million, Betania for Ch$ 7,807 million and Chocón for Ch$ 7,448 million.

Increase in amounts due to related companies by Ch$ 26,476 million, mainly due to higher accounts receivables from GNL Quintero for Ch$ 17,822 million and GNL Chile for Ch$ 4,950 million.

  Decrease in time deposits from Ch$ 118,522 million, due to redemptions in Codensa for Ch$ 69,582 million in order to pay capital reductions, Cono Sur for Ch$ 54,905 million in order to pay dividends and capital reductions, Edelnor for Ch$ 32,202 million, CIEN for Ch$ 25,385 million and Cachoeira Dourada for Ch$ 24,514 million for dividend payments. The aforementioned were partially offset by an increase in time deposits in Edegel for Ch$ 29,228 million, Ampla for Ch$ 24,571 million, Edesur for Ch$ 16,306 million and Endesa Brasil for Ch$ 10,323 million.

  Decrease in other current assets of Ch$ 32,764 million, due to an increment in certain short term securities for Ch$ 58,473 million, partially offset by increases in Coelce of Ch$ 16,601 million from project “Light for Everybody” (Luz para Todos) and Enersis of Ch$ 8,839 million for deposits and warranties.

  Decrease in other accounts receivable of Ch$ 20,208 million due mainly to decrease in Ampla of Ch$ 26,930 million due to collections from sales of generation assets, Codensa of Ch$11,175 million, partially offset by increases in Coelce of Ch$ 5,218 million and Codensa of Ch$ 4,139 million.

•
Fixed Assets decreased 2.9%, or Ch$ 240,459 million, mainly explained by depreciation, for one year, of approximately Ch$ 420,000 million, sales of fixed assets of Ch$ 47,123 million and due to the real exchange rate effect on foreign companies’ assets as result the application of BT 64 related to register in historical US$ non-monetary assets in subsidiaries located in so-called “unstable countries” for Ch$ 299,679 million. The aforementioned is partially offset by fixed assets depreciation of approximately Ch$ 548,000 million.

•	Other assets decreased by Ch$ 50,893 million, explained mainly as follows:

Decrease in positive goodwill of Ch$ 57,864 million, basically due to the amortization of one year effect.
Increase in negative goodwill of Ch$ 8,173 million, due to the purchase of incremental equity stakes in Chocón, Costanera and Betania.
Decrease in amounts due from related companies of Ch$ 7,707 million, mainly due to exchange rate effect.

  Increase in miscellaneous long term assets for Ch$ 15,911, basically explained by the increase in the fair market value of derivative instruments, of Ch$ 45,238 million, partially offset by a decrease, resulting from the sale of a 3.81% stake in Empresa Eléctrica de Bogotá for Ch$ 42,007 million.

Pg. 21

PRESS RELEASE First Half 2007 – Consolidated Balance Sheet

Total Liabilities decreased by Ch$ 263,302 million, due to:

•Short-term liabilities decreased by Ch$ 230,525 million, or 14.4%, as result of:

  Decrease in bonds payable of Ch$ 312,412 million due to payments from Enersis of Ch$ 167,483 million, Endesa Chile of Ch$ 114,918 million, Edegel of Ch$ 59,538 million, Emgesa of Ch$ 39,027 million, and Edelnor Ch$ 38,139, partially offset by reclassifications to short term debt in Ampla of Ch$ 83,988 million and Edegel of Ch$ 16,299.

  Decrease of Ch$ 55,265 million in bank liabilities corresponding to Ampla for Ch$ 35,560 million, CIEN for Ch$ 22,468 million, Pehuenche for Ch$ 13,977 million, Edesur for Ch$ 7,755 million, and Coelce for Ch$ 4,573 million, partially offset with an increase for Edegel for Ch$ 35,151 million.

  Decrease in income taxes of Ch$ 31,275 million, primarily associated with CIEN for Ch$ 10,008 million, CGTF for Ch$ 8,107 million, Ampla for Ch$ 5,915 million, Pangue for Ch$ 2,375 million and Edelnor for Ch$ 1,917 million.

Increase in accounts payable of Ch$ 102,056 million, as follows: Endesa Chile of Ch$ 31,821 million, San Isidro of Ch$ 25,397 Costanera of Ch$ 13,085 million, and Edegel of Ch$ 11,871 million.
Increase in miscellaneous accounts payable of Ch$ 32,460 million as follows: Edegel of Ch$ 8,925 million, Coelce of Ch$ 8,560 million, Codensa of Ch$ 7,783 million and Ampla of Ch$ 7,401 million.

•Long term liabilities increased by Ch$ 478,236 million, or 12.7%, due to:

  Increase of Ch$ 309,301 million in long term bank liabilities corresponding to increase in Enersis of Ch$ 167,148 million, Ampla of Ch$ 59,251 million, CGTF of Ch$ 57,544 million and Chocón of Ch$ 53,921 million, partially offset with a decrease for Endesa Chile of Ch$ 33,886 million.

  Increase in bonds payable of Ch$ 244,981 million as follows: Codensa of Ch$ 142,772 million, Emgesa of Ch$ 45,683 million, Edesur of Ch$ 20,896 million, Ampla of Ch$ 17,215 million and Edegel of Ch$ 9,471 million.

  Increase in other long term liabilities of Ch$ 27,758 million mainly due to increases in Enersis of Ch$ 50,679 million for the fair market value of derivatives and a decrease in Edesur of Ch$ 25,088 million in long term transfers into short term liabilities.

Decrease in provisions of Ch$ 113,004 million, due to lower provisions for labor and third-party contingencies in CGTF, Ampla, Coelce and CIEN for Ch$ 111,739 million.

Minority interest reached Ch$ 2,751,634 million, a decrease of Ch$ 389,921 million, or 12.4%, which is mainly produced by two effects: purchases made to minority stake holders in Betania, Endesa Costanera and Chocón, and reductions in equity due to dividends paid and capital reductions, as in the case of Codensa (for further details, see note N°21a of the FECU).

Shareholders’ Equity decreased 12.4%, or Ch$ 121,092 million. This variation is mainly explained by the decrease of Ch$ 164,338 million in earnings, and reserves of Ch$ 49,739 million originated in exchange rate effect over foreign investments coverage, partially offset by the increase in accumulated earnings of Ch$ 92,782 million.

Pg. 22

PRESS RELEASE First Half 2007 – Debt Maturity

DEBT MATURITY, MILLION CH
Table 8

							TOTAL

Million Ch$	2007	2008	2009	2010	2011	Balance

Chile	13,342	224,978	518,495	54,851	47,350	1,079,592	1,938,608

Enersis	834	1,740	186,143	1,743	1,843	441,087	633,390
Chilectra	1,407	-	-	-	-	-	1,407
Other (*)	1,591	3,534	-	957	-	-	6,083
Endesa Chile (**)	9,510	219,704	332,351	52,151	45,507	638,504	1,297,728

Argentina	23,124	52,543	48,906	42,832	45,347	16,128	228,882

Edesur	3,731	21,289	9,632	11,235	5,618	11,235	62,739
Costanera	19,394	25,108	26,981	19,304	17,777	4,893	113,456
Chocon	-	6,147	12,293	12,293	21,953	-	52,686
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	36,024	105,008	52,958	26,107	26,653	102,018	348,769

Edelnor	17,457	18,620	12,344	4,988	7,463	41,299	102,172
Edegel	18,568	86,387	40,614	21,120	19,189	60,718	246,596

Brazil	25,909	130,532	107,717	185,267	143,064	192,084	784,573

Endesa Brasil	-	-	-	-	-	-	-
Coelce	9,777	24,473	26,508	22,300	22,300	41,935	147,293
Ampla	10,879	98,196	73,609	100,290	57,689	55,544	396,207
Cachoeira	1,750	609	-	-	-	-	2,358
Cien	1,240	2,479	2,479	57,184	57,184	55,994	176,560
Fortaleza	2,265	4,774	5,121	5,492	5,891	38,612	62,155

Colombia	40,683	-	98,570	37,616	161,303	367,434	705,605

Codensa	31,988	-	13,453	37,616	53,814	172,607	309,478
Emgesa	857	-	85,116	-	-	112,863	198,837
Betania	7,838	-	-	-	107,489	81,963	197,290

TOTAL	139,083	513,061	826,646	346,673	423,717	1,757,256	4,006,436

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY, THOUSAND US$
 Table 8.1

							TOTAL

Thousand US$	2007	2008	2009	2010	2011	Balance

Chile	25,324	427,017	984,122	104,110	89,872	2,049,105	3,679,551

Enersis	1,584	3,303	353,307	3,307	3,498	837,200	1,202,199
Chilectra	2,671	-	-	-	-	-	2,671
Other (*)	3,020	6,708	-	1,817	-	-	11,545
Endesa Chile (**)	18,050	417,006	630,815	98,985	86,375	1,211,905	2,463,136

Argentina	43,891	99,729	92,826	81,297	86,070	30,612	434,426

Edesur	7,081	40,407	18,282	21,325	10,662	21,325	119,082
Costanera	36,810	47,656	51,210	36,639	33,741	9,287	215,344
Chocon	-	11,667	23,333	23,333	41,667	-	100,000
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	68,376	199,309	100,517	49,552	50,588	193,633	661,976

Edelnor	33,133	35,342	23,430	9,467	14,166	78,388	193,926
Edegel	35,242	163,967	77,087	40,086	36,422	115,246	468,049

Brazil	49,177	247,755	204,450	351,643	271,540	364,583	1,489,148

Endesa Brasil	-	-	-	-	-	-	-
Coelce	18,556	46,451	50,313	42,326	42,326	79,594	279,567
Ampla	20,648	186,380	139,712	190,355	109,496	105,424	752,015
Cachoeira	3,321	1,156	-	-	-	-	4,476
Cien	2,353	4,706	4,706	108,537	108,537	106,278	335,118
Fortaleza	4,298	9,062	9,719	10,424	11,181	73,287	117,972

Colombia	77,218	-	187,089	71,396	306,158	697,403	1,339,264

Codensa	60,715	-	25,535	71,396	102,140	327,615	587,402
Emgesa	1,627	-	161,554	-	-	214,219	377,400
Betania	14,876	-	-	-	204,018	155,568	374,463

TOTAL	263,986	973,810	1,569,005	657,999	804,230	3,335,337	7,604,366

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 23

PRESS RELEASE First Half 2007 – Consolidated Cash Flow

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	1H 06	1H 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	224,556	60,218	(164,338)	(73.2%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(17,525)	(265)	17,260	98.5%
Charges (credits) to income which do not represent cash flows:
Depreciation	212,251	211,221	(1,030)	(0.5%)
Amortization of intangibles	4,480	4,274	(206)	(4.6%)
Write-offs and accrued expenses	10,514	24,278	13,764	130.9%
Equity in income of related companies	(3,453)	(1,319)	2,134	61.8%
Equity in losses of related companies	25	3,630	3,605	-
Amortization of positive goodwill	28,503	28,429	(74)	(0.3%)
Amortization of negative goodwill	(4,026)	(2,297)	1,729	42.9%
Price-level restatement, net	(2,132)	2,204	4,336	N/A
Exchange difference, net	(3,187)	(3,530)	(343)	(10.8%)
Other credits to income which do not represent cash flows	(65,359)	(30,417)	34,942	53.5%
Other charges to income which do not represent cash flows	49,871	148,214	98,343	197.2%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(93,381)	(97,017)	(3,636)	(3.9%)
Decrease (increase) in inventory	(1,361)	(15,667)	(14,306)	-
Decrease (increase) in other assets	(49,535)	(38,458)	11,077	22.4%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	54,723	48,242	(6,481)	(11.8%)
Decreased (increase) of payable interest	23,427	22,376	(1,051)	(4.5%)
Decreased (increase) in income tax payable	(105,944)	(90,426)	15,518	14.6%
Decreased (increase) in other accounts payable associated with non-operating results	41,657	33,994	(7,663)	(18.4%)
Decreased (increase) in value added tax and other similar taxes payable, net	753	(817)	(1,570)	N/A
Income (loss) attributable to minority interest	166,731	85,959	(80,772)	(48.4%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	471,588	392,825	(78,763)	(16.7%)

Pg. 24

PRESS RELEASE First Half 2007 – Consolidated Cash Flow

Cont. Table 9

Million Ch$	1H 06	1H 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	N/A
Proceeds from debt issuance	535,259	540,502	5,243	1.0%
Proceeds from bond issuance	56,245	311,864	255,619	-
Proceeds from loans obtained from related companies	(1,306)	-	1,306	N/A
Proceeds from other loans obtained from related companies	-	-	-	N/A
Other sources of financing	2,432	-	(2,432)	N/A
Capital paid	(12,071)	-	12,071	N/A
Dividends paid	(80,947)	(365,960)	(285,013)	-
Payment of debt	(467,731)	(548,333)	(80,602)	(17.2%)
Payment of bonds	(103,271)	(116,865)	(13,594)	(13.2%)
Payments of loans obtained from related companies	(6,365)	(1,240)	5,125	-
Payments of other loans obtained from related companies	-	-	-	N/A
Payments of shares issuance costs	-	-	-	N/A
Payments of bonds issuance costs	-	-	-	N/A
Other disbursements for financing	(1,066)	(689)	377	35.4%

NET CASH FLOW FROM FINANCING ACTIVITIES	(78,820)	(180,721)	(101,901)	(129.3%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	742	2,573	1,831	-
Sale of investment	-	-	-	N/A
Other loans received from related companies	-	-	-	N/A
Other receipts from investments	739	475	(264)	(35.8%)
Additions to property, plant and equipment	(225,287)	(255,811)	(30,524)	(13.5%)
Long-term investments	(13,237)	(32,545)	(19,308)	(145.9%)
Investment in financing instruments	-	-	-	N/A
Other loans granted to related companies	-	(19,968)	(19,968)	N/A
Other investment disbursements	(736)	(3,095)	(2,359)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(237,779)	(308,373)	(70,594)	(29.7%)

NET CASH FLOW FOR THE PERIOD	154,989	(96,269)	(251,258)	(162.1%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	21,799	26,693	4,894	22.5%

NET VARIATION ON CASH AND CASH EQUIVALENT	176,788	(69,577)	(246,365)	(139.4%)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	374,835	448,452	73,617	19.6%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	551,623	378,875	(172,748)	(31.3%)

Pg. 25

PRESS RELEASE First Half 2007 – Consolidated Cash Flow

UNDER CHILEAN GAAP,THOUSAND US$

Table 9.1

Thousand US$	1H 06	1H 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	426,216	114,296	(311,920)	(73.2%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(33,263)	(504)	32,759	98.5%
Charges (credits) to income which do not represent cash flows:
Depreciation	402,860	400,906	(1,954)	(0.5%)
Amortization of intangibles	8,503	8,112	(391)	(4.6%)
Write-offs and accrued expenses	19,956	46,081	26,125	130.9%
Equity in income of related companies	(6,554)	(2,503)	4,051	61.8%
Equity in losses of related companies	47	6,890	6,843	-
Amortization of positive goodwill	54,099	53,960	(139)	(0.3%)
Amortization of negative goodwill	(7,641)	(4,360)	3,281	42.9%
Price-level restatement, net	(4,046)	4,183	8,229	N/A
Exchange difference, net	(6,049)	(6,701)	(652)	(10.8%)
Other credits to income which do not represent cash flows	(124,054)	(57,733)	66,321	53.5%
Other charges to income which do not represent cash flows	94,658	281,316	186,658	197.2%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(177,241)	(184,141)	(6,900)	(3.9%)
Decrease (increase) in inventory	(2,584)	(29,737)	(27,153)	-
Decrease (increase) in other assets	(94,019)	(72,995)	21,024	22.4%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	103,866	91,566	(12,300)	(11.8%)
Decreased (increase) of payable interest	44,465	42,471	(1,994)	(4.5%)
Decreased (increase) in income tax payable	(201,085)	(171,632)	29,453	14.6%
Decreased (increase) in other accounts payable associated with non-operating results	79,067	64,523	(14,544)	(18.4%)
Decreased (increase) in value added tax and other similar taxes payable, net	1,429	(1,551)	(2,980)	N/A
Income (loss) attributable to minority interest	316,461	163,153	(153,308)	(48.4%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	895,091	745,597	(149,494)	(16.7%)

Pg. 26

PRESS RELEASE First Half 2007 – Consolidated Cash Flow

Cont. Table 9.1

Thousand US$	1H 06	1H 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	N/A
Proceeds from debt issuance	1,015,942	1,025,893	9,951	1.0%
Proceeds from bond issuance	106,755	591,929	485,174	-
Proceeds from loans obtained from related companies	(2,479)	-	2,479	N/A
Proceeds from other loans obtained from related companies	-	-	-	N/A
Other sources of financing	4,616	-	(4,616)	N/A
Capital paid	(22,911)	-	22,911	N/A
Dividends paid	(153,640)	(694,605)	(540,965)	-
Payment of debt	(887,771)	(1,040,756)	(152,985)	(17.2%)
Payment of bonds	(196,012)	(221,815)	(25,803)	(13.2%)
Payments of loans obtained from related companies	(12,081)	(2,354)	9,727	-
Payments of other loans obtained from related companies	-	-	-	N/A
Payments of shares issuance costs	-	-	-	N/A
Payments of bonds issuance costs	-	-	-	N/A
Other disbursements for financing	(2,023)	(1,307)	716	35.4%

NET CASH FLOW FROM FINANCING ACTIVITIES	(149,605)	(343,016)	(193,411)	(129.3%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	1,408	4,883	3,475	-
Sale of investment	-	-	-	N/A
Other loans received from related companies	-	-	-	N/A
Other receipts from investments	1,403	901	(502)	(35.8%)
Additions to property, plant and equipment	(427,603)	(485,539)	(57,936)	(13.5%)
Long-term investments	(25,124)	(61,772)	(36,648)	(145.9%)
Investment in financing instruments	-	-	-	N/A
Other loans granted to related companies	-	(37,900)	(37,900)	N/A
Other investment disbursements	(1,397)	(5,875)	(4,478)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(451,313)	(585,302)	(133,989)	(29.7%)

NET CASH FLOW FOR THE PERIOD	294,174	(182,723)	(476,897)	(162.1%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	41,375	50,665	9,290	22.5%

NET VARIATION ON CASH AND CASH EQUIVALENT	335,549	(132,058)	(467,607)	(139.4%)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	711,451	851,179	139,728	19.6%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	1,047,000	719,121	(327,879)	(31.3%)

Pg. 27

PRESS RELEASE First Half 2007 – Consolidated Cash Flow

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a net cash outflow of Ch$ 96,269 million, comprised by the following activities:

Table 10

Effective Cash Flow (million Ch$)	1H06	1H07	Var 06-07	Chg %

Operating	471,588	392,825	(78,763)	(16.7%)
Financing	(78,820)	(180,721)	(101,901)	(129.3%)
Investment	(237,779)	(308,373)	(70,594)	(29.7%)

Net cash flow of the period	154,989	(96,269)	(251,258)	(162.1%)

Table 10.1

Effective Cash Flow (thousand US$)	1H06	1H07	Var 06-07	Chg %

Operating	895,092	745,597	(149,495)	(16.7%)
Financing	(149,603)	(343,016)	(193,413)	(129.3%)
Investment	(451,313)	(585,304)	(133,991)	(29.7%)

Net cash flow of the period	294,176	(182,723)	(476,899)	(162.1%)

Operating activities generated a net positive cash flow of Ch$ 392,825 million, which represent a decrease of 16.7% . The operating cash flow is broken as follows:

•		Net income for the period amounting to Ch$ 60,218 million, plus:
•
Charges of Ch$ 422,250 million to the income statement that do not represent cash flow and correspond mainly to the depreciation of the period for Ch$ 211,221 million, write-offs and provisions for Ch$ 24,278 million, amortizations of positive goodwill of Ch$ 28,429 million, amortization of intangibles of Ch$ 4,274 million, losses in long term investments of Ch$ 3,630 million, and other charges that do not represent cash flow for Ch$ 148,214 million, which includes the Ch$ 140,600 million negative conversion effect of the application of BT 64 for foreign subsidiaries.

	•	Liabilities variation which affect operating cash flow of Ch$ 13,369 million.

•		The items above were partially compensated by:
	•	Non-cash credits for Ch$ 37,564 million that do not represent cash flows, of which Ch$ 20,606 million correspond to the positive effect on the BT 64 conversion accountings from foreign subsidiaries.
	•	Profit on investment in related companies of Ch$ 1,319 million.
	•	Negative goodwill amortization of Ch$ 2,297 million.
	•	Variation in net assets that affect operating cash flow of Ch$ 151,142 million.

Financing activities resulted in a negative cash flow of Ch$ 180,721 million mainly due to loans repayment of Ch$ 548,333 million, dividend payments of Ch$ 365,960 million, bonds redemptions by Ch$ 116,865 million, repayments of debts with related companies of Ch$ 1,240 million, and other outflows of Ch$ 689 million. The outflows above are partly offset by new financings, mainly through loans for a value of Ch$ 540,502 million, and bond issuances of Ch$ 311,864 million.

Investment activities had a net negative cash flow of Ch$ 308,373 million, which represents an increase of 29.7% or Ch$ 70,594 million. These disbursements are mainly due to the addition of fixed assets for Ch$ 255,811 million, long term investments for Ch$ 32,545, other loans to related companies for Ch$ 19,968 million and other disbursements of Ch$ 3,095 million, partially compensated by the sale of fixed assets of Ch$ 2,573 million.

Pg. 28

PRESS RELEASE First Half 2007 – Consolidated Cash Flow

CASH FLOW RECEIVED BY ENERSIS, CHILECTRA AND ENDESA CHILE FROM FOREIGN SUBSIDIARIES

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07

Argentina	2,913	828	-	5,698	158	158	10,537	-	-	-
Peru	-	-	4,593	3,819	-	-	-	-	-	-
Brazil	1,620	-	-	36,635	-	-	32,786	-	-	-
Colombia	19,072	-	-	24,659	-	-	91,405	-	-	-

Total	23,605	828	4,593	70,811	158	158	134,728	-	-	-

Millions Ch$	Total Cash Received
	1H06	1H07

Argentina	13,608	6,684
Peru	4,593	3,819
Brazil	34,406	36,635
Colombia	110,477	24,659

Total	163,084	71,797

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07

Argentina	5,529	1,571	-	10,814	300	300	20,000	-	-	-
Peru	-	-	8,717	7,249	-	-	-	-	-	-
Brazil	3,074	-	-	69,534	-	-	62,229	-	-	-
Colombia	36,200	-	-	46,804	-	-	173,490	-	-	-

Total	44,803	1,571	8,717	134,401	300	300	255,719	-	-	-

Thousand US$	Total Cash Received
	1H06	1H07

Argentina	25,829	12,686
Peru	8,717	7,249
Brazil	65,303	69,534
Colombia	209,690	46,804

Total	309,539	136,273

Source: Internal Financial Report

Pg. 29

PRESS RELEASE First Half 2007 – Payments for Addition Fixed Assets

PAYMENTS FOR ADDITIONS OF FIXED ASSETS AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	1H06	1H07	1H06	1H07

Endesa	76,250	97,160	89,291	93,814
Cachoeira (*)	626	891	7,929	6,677
Fortaleza (**)	314	563	2,591	2,499
Cien (**)	260	46	6,135	6,517
Chilectra S.A.	23,272	27,990	8,972	9,669
Edesur S.A.	16,024	16,540	22,713	20,077
Edelnor S.A.	8,770	12,054	8,862	8,647
Ampla	55,988	36,579	21,930	18,870
Coelce	31,330	45,473	18,900	19,958
Codensa S.A.	10,078	15,886	21,641	21,509
Cam Ltda.	382	841	1,445	793
Inmobiliaria Manso de Velasco Ltda.	541	534	176	154
Synapsis Soluciones y Servicios Ltda.	1,408	1,046	1,025	1,345
Holding Enersis	45	208	641	692

Total	225,287	255,811	212,251	211,221

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	1H06	1H07	1H06	1H07

Endesa	144,725	184,413	169,478	178,062
Cahoeira (*)	1,188	1,692	15,049	12,673
Fortaleza (**)	595	1,068	4,917	4,743
Cien (**)	493	88	11,644	12,370
Chilectra S.A.	44,171	53,126	17,029	18,352
Edesur S.A.	30,414	31,393	43,110	38,107
Edelnor S.A.	16,646	22,878	16,820	16,412
Ampla	106,267	69,428	41,624	35,815
Coelce	59,466	86,309	35,872	37,881
Codensa S.A.	19,128	30,152	41,075	40,825
Cam Ltda.	726	1,596	2,743	1,505
Inmobiliaria Manso de Velasco Ltda.	1,027	1,013	334	292
Synapsis Soluciones y Servicios Ltda.	2,673	1,985	1,945	2,553
Holding Enersis	86	394	1,217	1,313

Total	427,605	485,535	402,858	400,904

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 30

PRESS RELEASE First Half 2007 – Risks Hedging

ANALYSIS OF EXCHANGE RISK AND INTEREST RATE

The Company has a high percentage of its loans in dollars, as an important part of its sales, in the different markets where it operates, are partly indexed to that currency. However, the Brazilian, Argentine and Colombian markets are indexed to the dollars to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace dollar-denominated debt with local currency debt, when market financial conditions warrant it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on dollar-peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of June 30, 2007, the company had hedged in Chile, by means of US$/UF swap operations, an amount of US$ 600 million on a consolidated basis and held US$ 125 million in forward contracts, allowing for an adequate management of the hedging policy. In addition, the Company holds US$ 10 million in US$/Ch$ forward contracts. At the same date last year, the Company had already contracted US$ 700 million of the total US$/UF swap as part of the establishment of the new hedging policy whereby US$ 100 million expired during 2006.

In terms of interest rate risk, the Company had, on a consolidated basis, a proportion of its indebtedness at a fixed / variable ratio of approximately 71.8% fixed / 28.2% variable as of June 30, 2007. The percentage of its indebtedness at a fixed rate has decreased compared with the 78.3% / 21.7% ratio as of the same date in 2006. This is mainly due to the fact that some subsidiaries refinanced their debts from fixed to variable rate. Nevertheless, the risk levels had remained within the range of the coverage policies established by the Group.

Pg. 31

PRESS RELEASE First Half 2007 – Breakdown by Country

ARGENTINA

GENERATION

In the generation business, our subsidiary Costanera recorded an increase in Operating Income of Ch$ 2,299 million, reaching Ch$ 2,761 million, due to an increase in operating revenues of 18.4% while operating costs rose by 15.7%, as a result of a more efficient commercial policy, as well as higher average sales prices. Both effects more than offset the lower physical sales.

At our subsidiary Chocón, Operating Income was Ch$ 14,654 million during the first half of 2007, showing no significant variations, with higher average sales prices and lower physical sales of 14.7%, derived from hydrological management measures of the Argentine Energy Secretariat, and a lower hydrology.

COSTANERA

Operating Income

Table 13

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	156	185	82,184	97,335	18.4%
Operating Costs	(153)	(177)	(80,724)	(93,461)	(15.7%)
Operating Margin	3	7	1,460	3,874	165.3%
Selling and Administrative Expenses	(2)	(2)	(998)	(1,113)	(11.5%)

Operating Income	1	5	462	2,761	-

* Please take note that these figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	1H06	1H07	Var 06-07	Chg %

GWh Produced	4,310	4,170	-140	(3.2%)
GWh Sold	4,316	4,188	-127	(2.9%)
Market Share	8.9%	8.2%	-	(8.3%)

Costanera Financial Debt Maturity (with third party) US$ 215 million

Pg. 32

PRESS RELEASE First Half 2007 – Breakdown by Country

CHOCÓN

Operating Income

Table 15

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	57	58	30,250	30,491	0.8%
Operating Costs	(29)	(29)	(15,092)	(15,322)	(1.5%)
Operating Margin	29	29	15,159	15,169	0.1%
Selling and Administrative Expenses	(1)	(1)	(449)	(516)	(14.9%)

Operating Income	28	28	14,710	14,654	(0.4%)

* Please take note that these figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	1H06	1H07	Var 06-07	Chg %

GWh Produced	2,463	2,035	-428	(17.4%)
GWh Sold	2,514	2,145	-369	(14.7%)
Market Share	5.2%	4.2%	-	(19.4%)

Chocon Financial Debt Maturity (with third party) US$ 100 million

DISTRIBUTION

Edesur reported a 4.6% increase in Operating Income, from Ch$ 14,059 million to Ch$ 14,707 million, basically explained by better sales margins, and higher energy demand which reached 7,887 GWh. Our client base grew by 30 thousand, amounting to 2.2 million clients.

It is important to remember that as of December 28, 2006, through Decree N°1,959, the Argentine Government ratified the Agreement Act published in January 8, 2007 in the Official Bulletin of the Argentine Republic. On February 5, 2007, the National Electricity Regulatory Entity (ENRE) published in the Official Bulletin its Resolution ENRE No.50/2007 approving the values of Edesur’s tariffs effective as of February 1, 2007, which corresponds to consumption accrued during the period between November 1st, 2005 and January 31st, 2007. The ENRE established that the total amount will be invoiced in 55 equal and consecutive monthly installments.

Pg. 33

PRESS RELEASE First Half 2007 – Breakdown by Country

EDESUR

Operating Income

Table 17

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	264	289	139,317	152,085	9.2%
Operating Costs	(206)	(224)	(108,414)	(117,965)	(8.8%)
Operating Margin	59	65	30,904	34,120	10.4%
Selling and Administrative Expenses	(32)	(37)	(16,844)	(19,413)	(15.2%)

Operating Income	27	28	14,059	14,707	4.6%

* Please take note that these figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	1H06	1H07	Var 06-07	Chg %

Customers (Th)	2,178	2,208	31	1.4%
GWh Sold	7,274	7,887	613	8.4%
Clients/Employee	921	893	(28)	(3.0%)
Energy Losses % (12M)	10.4%	10.5%	-	0.8%

Edesur Financial Debt Maturity (with third party) US$ 119million

Pg. 34

PRESS RELEASE First Half 2007 – Breakdown by Country

BRAZIL

ENDESA BRASIL

Table 19

	Million US$		Million Ch$		Chg %

	1H 06	1H 07	1H 06	1H 07

Operating Revenues	1,095	1,052	576,914	554,430	(3.9%)
Operating Costs	(758)	(658)	(399,352)	(346,432)	13.3%
Operating Margin	337	395	177,562	207,998	17.1%
Selling and Administrative Expenses	(67)	(89)	(35,090)	(46,685)	(33.0%)

Operating Income	270	306	142,472	161,313	13.2%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

GENERATION

In the generation business, operating income of Cachoeira Dourada rose by 56.1%, improving from Ch$ 15,839 million to Ch$ 24,727 million, mainly due to better average purchases and sales margins, led by higher average prices, while physical sales did not vary significantly.

Fortaleza slightly improved its Operating Income by 9.6% reaching Ch$ 22,294, mainly due to better average purchase and sales margins, while physical sales remained almost unchanged.

CIEN registered a negative Operating Income of Ch$ 1,095 million, worse than the positive result Ch$ 3,924 million as of same period last year, mainly due to lower physical sales volumes, which is the result of the lack of gas exports from Argentina to Brazil.

CIEN is restructuring its business in order to reduce its dependency on the energy supply in both countries. The company is renegotiating its supply contracts, as well as searching for an adequate payment for its international transmission services.

CACHOEIRA

Operating Income

Table 20

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	64	78	33,512	41,030	22.4%
Operating Costs	(30)	(29)	(15,755)	(15,228)	3.3%
Operating Margin	34	49	17,757	25,802	45.3%
Selling and Administrative Expenses	(4)	(2)	(1,918)	(1,075)	44.0%

Operating Income	30	47	15,839	24,727	56.1%

* Please take note that these figures may differ from those accounted under Brazilian GAAP.

Pg. 35

PRESS RELEASE First Half 2007 – Breakdown by Country

Additional Information

Table 21

Cachoeira	1H06	1H07	Var 06-07	Chg %

GWh Produced	1,968	1,863	-105	(5.4%)
GWh Sold	1,989	1,955	-34	(1.7%)
Market Share	1.1%	1.1%	-	0.0%

Cachoeira Financial Debt Maturity (with third party)
US$ 4 million

FORTALEZA

Operating Income

Table 22

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	107	97	56,496	50,965	(9.8%)
Operating Costs	(68)	(53)	(35,570)	(27,948)	(21.4%)
Operating Margin	40	44	20,926	23,017	10.0%
Selling and Administrative Expenses	(1)	(1)	(588)	(723)	22.9%

Operating Income	39	42	20,338	22,294	9.6%

Additional Information

Table 23

Fortaleza	1H06	1H07	Var 06-07	Chg %

GWh Produced	206	1	-205	(99.8%)
GWh Sold	1,339	1,337	-2	(0.1%)
Market Share	0.8%	0.7%	-	-

Fortaleza Financial Debt Maturity (with third party)
US$ 118 million

Pg. 36

PRESS RELEASE First Half 2007 – Breakdown by Country

TRANSMISSION

CIEN

Operating Income

Table 24

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	135	110	70,883	57,904	(18.3%)
Operating Costs	(123)	(107)	(64,559)	(56,564)	(12.4%)
Operating Margin	12	3	6,324	1,340	(78.8%)
Selling and Administrative Expenses	(5)	(5)	(2,400)	(2,435)	1.5%

Operating Income	7	(2)	3,924	(1,095)	N/A

Additional Information

Table 25

CIEN	1H06	1H07	Var 06-07	Chg %

GWh Produced	0	0	-	-
GWh Sold	3,101	2,193	-908	(29.3%)
Market Share	N.A.	N.A.	-	-

Cien Financial Debt Maturity (with third party) US$ 335 million

DISTRIBUTION

In the distribution business, our subsidiary Ampla registered an improvement of 27.4% in Operating Income, reaching Ch$ 71,960 million, due to higher demand, which boosted physical sales 4.0% reaching 4,521 GWh, and also explained by better margins. Energy losses reached 22.3%, an improvement in comparison with the 22.4% loss level registered the same period in 2006. Our client base grew by 105 thousand clients reaching 2.37 million.

Coelce reduced its Operating Income by Ch$ 2,604 million, reaching Ch$ 45,700 million, as a consequence of an allowance for doubtful accounts due to the non-recoverability estimation for fixed assets, of Ch$ 11,338 million, partially offset by higher physical sales, which increased 5.8% reaching 3,439 GWh, and also due to better margins. Energy losses decreased significantly, from 12.9% to 12.6% as of June 2007. The client base grew by 136 thousand clients achieving a 5.5% increase.

Pg. 37

PRESS RELEASE First Half 2007 – Breakdown by Country

AMPLA

Operating Income

Table 26

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	534	531	281,549	279,831	(0.6%)
Operating Costs	(410)	(369)	(215,978)	(194,490)	9.9%
Operating Margin	124	162	65,571	85,341	30.2%
Selling and Administrative Expenses	(17)	(25)	(9,107)	(13,381)	(46.9%)

Operating Income	107	137	56,464	71,960	27.4%

* Please take note that these figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	1H06	1H07	Var 06-07	Chg %

Customers (Th)	2,267	2,372	105	4.6%
GWh Sold	4,347	4,521	174	4.0%
Clients/Employee	1,638	1,692	54	3.3%
Energy Losses % (12M)	22.4%	22.3%	-	(0.8%)

Ampla Financial Debt Maturity (with third party)
US$ 752 million

COELCE

Operating Income

Table 28

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	414	419	217,895	220,914	1.4%
Operating Costs	(285)	(279)	(150,401)	(146,937)	2.3%
Operating Margin	128	140	67,494	73,977	9.6%
Selling and Administrative Expenses	(36)	(54)	(19,190)	(28,277)	(47.4%)

Operating Income	92	87	48,304	45,700	(5.4%)

* Please take note that these figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	1H06	1H07	Var 06-07	Chg %

Customers (Th)	2,481	2,617	136	5.5%
GWh Sold	3,249	3,439	189	5.8%
Clients/Employee	1,888	2,032	144	7.6%
Energy Losses % (12M)	12.9%	12.6%	-	(2.6%)

Pg. 38

PRESS RELEASE First Half 2007 – Breakdown by Country

Coelce Financial Debt Maturity (with third party) US$ 280 million

Pg. 39

PRESS RELEASE First Half 2007 – Breakdown by Country

CHILE

GENERATION

Operating Income for the Chilean operations were Ch$ 149,780, increasing 3.6% compared to the same period in 2006, in part as consequence of a 0.7% increase in physical sales. Hydrological reserves in the reservoirs have enabled Endesa Chile to maintain hydroelectric generation. Endesa’s commercial policy has permitted mitigation of hydrological risk and, in addition to the efficiency of its facilities, has allowed it to become a net seller in the spot market. Additionally, operating cost grew by 50% mainly due to an increase of Ch$ 67,965 million in fuel and lubricant costs resulting from higher thermal generation.

ENDESA CHILE

Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	1H06	1H07	1H06	1H07	Chg %

Operating Revenues	1,244	1,498	655,525	789,283	20.4%
Operating Costs	(734)	(935)	(386,707)	(492,560)	(27.4%)
Selling and Administrative Expenses	(37)	(36)	(19,237)	(18,895)	1.8%

Operating Income	474	527	249,581	277,828	11.3%

Interest Income	13	17	7,048	8,822	25.2%
Interest Expenses	(172)	(174)	(90,750)	(91,454)	(0.8%)
Net Financial Income (Expenses)	(159)	(157)	(83,702)	(82,632)	1.3%
Equity Gains from Related Company	42	32	22,084	16,675	(24.5%)
Equity Losses from Related Company	(0)	(7)	(7)	(3,570)	-
Net Income from Related Companies	42	25	22,077	13,105	(40.6%)
Other Non Operating Income	127	21	66,958	11,237	(83.2%)
Other Non Operating Expenses	(39)	(148)	(20,555)	(77,871)	-
Net other Non Operating Income (Expenses)	88	(126)	46,403	(66,635)	-
Price Level Restatement	3	2	1,677	1,148	(31.6%)
Foreign Exchange Effect	(3)	11	(1,784)	5,653	-
Net of Monetary Exposure	(0)	13	(107)	6,801	-
Positive Goodwill Amortization	(1)	(1)	(489)	(438)	10.5%

Non Operating Income	(30)	(246)	(15,818)	(129,799)	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	444	281	233,763	148,029	(36.7%)
Extraordinary Items	-	-	-	-	-
Income Tax	(115)	(124)	(60,640)	(65,069)	(7.3%)
Minority Interest	(93)	(44)	(49,212)	(23,114)	53.0%
Negative Goodwill Amortization	8	4	4,005	2,277	(43.1%)

NET INCOME	243	118	127,915	62,123	(51.4%)

Additional Information

Table 31

Chilean Companies	1H06	1H07	Var 06-07	Chg %

GWh Produced	9,147	9,557	411	4.5%
GWh Sold	9,632	9,702	70	0.7%
Market Share	38.8%	36.8%	-	(5.2%)

Pg. 40

PRESS RELEASE First Half 2007 – Breakdown by Country

Endesa-Chile Parent Company Financial Debt Maturity (with third party)
US$ 2,463 million

DISTRIBUTION

Operating Income for the Chilean operations increased by 1.03% or Ch$ 588 million, reaching Ch$ 60,870 million, mainly due to higher physical sales of 5.9%, which reached 6,449 GWh, reflecting favorable demand conditions of the country, and also due to the better purchase and sales margins during the period. Energy losses increased to 5.5% regarding the 5.3% achieved first semester 2006, meanwhile our clients’ base rose by 40 thousand, reaching 1.46 million customers.

Pg. 41

PRESS RELEASE First Half 2007 – Breakdown by Country

CHILECTRA

Income Statement

Table 32

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	622	692	327,733	364,567	11.2%
Operating Costs	(464)	(534)	(244,550)	(281,522)	(15.1%)
Operating Margin	158	158	83,184	83,045	(0.2%)
Selling and Administrative Expenses	(43)	(42)	(22,901)	(22,175)	3.2%

Operating Income	114	116	60,282	60,870	1.0%

Interest Income	5	5	2,532	2,778	9.7%
Interest Expenses	(26)	(25)	(13,521)	(12,992)	3.9%
Net Financial Income (Expenses)	(21)	(19)	(10,988)	(10,213)	7.1%
Equity Gains from Related Company	28	23	14,886	12,029	(19.2%)
Equity Losses from Related Company	(0)	(2)	(162)	(883)	3.9%
Net Income from Related Companies	28	21	14,724	11,146	(24.3%)
Other Non Operating Income	6	8	3,287	4,054	23.4%
Other Non Operating Expenses	(5)	(3)	(2,522)	(1,411)	44.0%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	1	5	765	2,643	-
Price Level Restatement	(3)	(1)	(1,322)	(271)	79.5%
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(3)	(1)	(1,322)	(271)	79.5%
Positive Goodwill Amortization	(1)	(1)	(308)	(297)	3.4%

Non Operating Income	5	6	2,871	3,008	4.8%

Net Income b. Taxes, Min Int and Neg Goodwill Am	120	121	63,153	63,878	1.1%
Extraordinary Items	-	-	-	-
Income Tax	194	(17)	102,337	(9,072)	(108.9%)
Minority Interest	2	(3)	853	(1,382)	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	316	101	166,352	53,424	(67.9%)

Additional Information

Table 33

Chilectra	1H06	1H07	Var 06-07	Chg %

Customers (Th)	1,422	1,462	41	2.9%
GWh Sold	6,087	6,449	362	5.9%
Clients/Employee	1,978	2,031	53	2.7%
Energy Losses % (12M)	5.3%	5.5%	-	4.0%

Pg. 42

PRESS RELEASE First Half 2007 – Breakdown by Country

COLOMBIA

GENERATION

Emgesa recorded an increase of Ch$ 20,737 million in Operating Income, which reached Ch$ 71,290 million as of June 2007. This improvement is mainly the result of higher average sales margin, higher reliability charge and higher physical sales of 2.4%, effects that more than offset the 5% of lower generation.

Betania reported an increase in Operating Income of Ch$ 625 million compared to the same period in 2006, reaching Ch$ 7,849 million. This is mainly the result of higher average sales margin, partially compensated by a 16.8% reduction in physical sales.

EMGESA

Operating Income

Table 36

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	218	268	114,939	141,211	22.9%
Operating Costs	(118)	(129)	(62,420)	(67,797)	(8.6%)
Operating Margin	100	139	52,519	73,414	39.8%
Selling and Administrative Expenses	(4)	(4)	(1,966)	(2,123)	(8.0%)

Operating Income	96	135	50,553	71,290	41.0%

* Please take note that these figures may differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	1H06	1H07	Var 06-07	Chg %

GWh Produced	4,869	4,625	-244	(5.0%)
GWh Sold	5,818	5,956	138	2.4%
Market Share	16.9%	16.8%	-	(0.8%)

Emgesa Financial Debt Maturity (with third party)
US$ 377million

Pg. 43

PRESS RELEASE First Half 2007 – Breakdown by Country

BETANIA

Operating Income

Table 34

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	34	37	17,774	19,712	10.9%
Operating Costs	(19)	(22)	(10,217)	(11,561)	(13.1%)
Operating Margin	14	15	7,557	8,152	7.9%
Selling and Administrative Expenses	(1)	(1)	(332)	(302)	9.0%

Operating Income	14	15	7,224	7,849	8.6%

* Please take note that these figures may differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Betania	1H06	1H07	Var 06-07	Chg %

GWh Produced	1,189	889	-301	(25.3%)
GWh Sold	1,527	1,270	-257	(16.8%)
Market Share	3.6%	2.2%	-	(40.2%)

Betania Financial Debt Maturity (with third party)
US$ 374 million

DISTRIBUTION

In the distribution business, Codensa registered a 4.8% increase in Operating Income, reaching Ch$ 74,384 million, mainly due to higher demand, which resulted in an increase in physical sales of 7.1%, lower energy losses (9.1% versus 9.0% on 2006’s same period), which were partially offset by a decrease in purchases and sales margins. Codensa increased its client base by 69 thousand new customers during the period.

CODENSA

Operating Income

Table 38

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	436	495	229,516	260,768	13.6%
Operating Costs	(286)	(338)	(150,545)	(178,028)	(18.3%)
Operating Margin	150	157	78,971	82,741	4.8%
Selling and Administrative Expenses	(15)	(16)	(8,003)	(8,356)	(4.4%)

Operating Income	135	141	70,968	74,384	4.8%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Pg. 44

PRESS RELEASE First Half 2007 – Breakdown by Country

Additional Information

Table 39

Codensa	1H06	1H07	Var 06-07	Chg %

Customers (Th)	2,107	2,176	69	3.3%
GWh Sold	5,193	5,562	369	7.1%
Clients/Employee	2,288	2,298	10	0.4%
Energy Losses % (12M)	9.1%	9.0%	-	(0.8%)

Codensa Financial Debt Maturity (with third party)
US$ 587 million

Pg. 45

PRESS RELEASE First Half 2007 – Breakdown by Country

PERU

GENERATION

Our subsidiary Edegel, had Operating Income of Ch$ 32,955 million, registering an increase of 8.9% compared to Ch$ 30,270 million as of June 2006. This increase is mainly the result of higher physical production and sales, which increased by 25.8% . The higher sales level are the result of the greater demand and higher generation due to the merger between Edegel and Etevensa, which was completed on June 1, 2006, and made possible supplying this higher demand with its own generation.

EDEGEL

Operating Income

Table 40

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	159	165	83,698	86,914	3.8%
Operating Costs	(91)	(92)	(47,696)	(48,414)	(1.5%)
Operating Margin	68	73	36,002	38,500	6.9%
Selling and Administrative Expenses	(11)	(11)	(5,733)	(5,545)	3.3%

Operating Income	57	63	30,270	32,955	8.9%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	1H06	1H07	Var 06-07	Chg %

GWh Produced	3,123	3,960	837	26.8%
GWh Sold	3,145	3,957	811	25.8%
Market Share	29.0%	32.8%	-	13.1%

Edegel Financial Debt Maturity (with third party)
US$ 468 million

DISTRIBUTION

Edelnor increased its operating income by Ch$ 3,832 million, reaching Ch$ 22,448 million. This increase is the result of higher demand and an improvement in physical margins, as a consequence of the decrease in the cost of energy purchased. The higher demand made it possible to increase Edelnor’s physical sales by 7.7%, reaching 2,582 GWh as of June, 2007. The number of clients grew by 35 thousand, reaching 971 thousand customers.

Pg. 46

PRESS RELEASE First Half 2007 – Breakdown by Country

EDELNOR

Operating Income

Table 42

	Million US$		Million Ch$

	1H 06	1H 07	1H 06	1H 07	Chg %

Operating Revenues	208	209	109,824	110,062	0.2%
Operating Costs	(154)	(148)	(81,080)	(77,783)	4.1%
Operating Margin	55	61	28,744	32,279	12.3%
Selling and Administrative Expenses	(19)	(19)	(10,128)	(9,831)	2.9%

Operating Income	35	43	18,616	22,448	20.6%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	1H06	1H07	Var 06-07	Chg %

Customers (Th)	936	971	35	3.8%
GWh Sold	2,398	2,582	184	7.8%
Clients/Employee	1,721	1,792	72	4.2%
Energy Losses % (12M)	8.4%	8.2%	-	(2.0%)

Edelnor Financial Debt Maturity (with third party)
US$ 194million

Pg. 47

PRESS RELEASE First Half 2007 – Partially Consolidated Income Statement

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company First Half 2007 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

2Q 07	2Q 06	Var %	(in million Ch$ of 1H07)	1H 07	1H 06	Var %

834	860	(2.9%)	Gross Operating Margin	1,687	1,730	(2.5%)
(5,098)	(4,764)	(7.0%)	S&A Expenses	(9,198)	(8,643)	(6.4%)

(4,263)	(3,905)	(9.2%)	Operating Income	(7,511)	(6,913)	(8.7%)

6,972	55,744	(87.5%)	Endesa	37,262	76,725	(51.4%)
21,258	133,028	(84.0%)	Chilectra	41,895	151,166	(72.3%)
(236)	888	(126.6%)	Edesur	9,327	633	1372.3%
1,948	225	764.6%	Edelnor	4,478	608	636.8%
(3,983)	2,626	(251.7%)	Ampla	(1,259)	6,288	(120.0%)
-	-	N/A	Coelce	-	-	N/A
(1,127)	7,176	(115.7%)	Codensa	1,521	11,049	(86.2%)
2,334	230	915.7%	CAM LTDA	2,655	1,565	69.6%
2,160	1,729	24.9%	Inm Manso de Velasco	2,750	1,769	55.4%
(340)	(101)	(237.6%)	Synapsis	(122)	1,046	(111.7%)
6,436	9,543	(32.6%)	Endesa Brasil	11,705	14,220	(17.7%)
-	-	N/A	CGTF	-	-	N/A
-	(111,715)	N/A	Other	-	-	N/A

35,422	99,372	(64.4%)	Net Income from Related Companies	110,212	265,069	(58.4%)

5,848	11,671	(49.9%)	Interest Income	16,371	23,153	(29.3%)
(12,477)	(15,786)	21.0%	Interest Expense	(26,387)	(31,342)	15.8%
(6,629)	(4,115)	(61.1%)	Net Financial Income (Expenses)	(10,016)	(8,188)	(22.3%)
2,133	1,967	8.5%	Other Non Operating Income	3,929	3,580	9.7%
233	(221)	205.7%	Other Non Operating Expenses	(67)	(1,745)	96.2%
2,366	1,746	35.5%	Net other Non Operating Income (Expenses)	3,862	1,836	110.4%
(409)	(835)	51.0%	Price Level Restatement	(586)	(477)	(22.8%)
(3,973)	1,816	(318.8%)	Foreign Exchange Effect	(2,588)	7,122	(136.3%)
(4,382)	981	(546.8%)	Net Monetary Exposure	(3,174)	6,644	(147.8%)
(13,854)	(13,853)	(0.0%)	Positive Goodwill Amortization	(27,691)	(27,703)	0.0%

12,924	84,131	84.6%	Non Operating Income	73,194	237,658	(69.2%)

8,661	80,226	89.2%	Net Income before (1), (2) & (3)	65,683	230,745	(71.5%)
(3,459)	(3,004)	15.2%	Income Tax (1)	(5,485)	(6,210)	(11.7%)
10	10	(5.8%)	Negative Goodwill Amortization (2)	20	21	(3.0%)
-	-	N/A	Minority Interest (3)	-	-	N/A

5,211	77,233	93.3%	NET INCOME	60,218	224,556	(73.2%)

0.16	2.37		EPS (Ch$)	1.84	6.88
0.02	0.22		EPADS (US$)	0.18	0.65
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE First Half 2007 – Partially Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

2Q 07	2Q 06	Var %	(in thousand US$ of 1H06)	1H 07	1H 06	Var %

1,584	1,632	(2.9%)	Gross Operating Margin	3,203	3,284	(2.5%)
(9,675)	(9,043)	(7.0%)	S&A Expenses	(17,459)	(16,405)	(6.4%)

(8,092)	(7,411)	(9.2%)	Operating Income	(14,256)	(13,121)	(8.7%)

13,233	105,803	(87.5%)	Endesa	70,725	145,627	(51.4%)
40,349	252,492	(84.0%)	Chilectra	79,519	286,919	(72.3%)
(448)	1,686	(126.6%)	Edesur	17,703	1,202	1372.3%
3,698	428	764.6%	Edelnor	8,499	1,154	636.8%
(7,560)	4,984	(251.7%)	Ampla	(2,390)	11,935	(120.0%)
-	-	N/A	Coelce	-	-	N/A
(2,139)	13,619	(115.7%)	Codensa	2,888	20,971	(86.2%)
4,430	436	915.7%	CAM LTDA	5,040	2,971	69.6%
4,099	3,281	24.9%	Inm Manso de Velasco	5,219	3,358	55.4%
(645)	(191)	(237.6%)	Synapsis	(232)	1,986	(111.7%)
12,215	18,113	(32.6%)	Endesa Brasil	22,217	26,989	(17.7%)
-	-	N/A	CGTF	-	-	N/A
-	(212,039)	N/A	Others	-	-	N/A

67,232	188,612	(64.4%)	Net Income from Related Companies	209,187	503,111	(58.4%)

11,099	22,153	(49.9%)	Interest Income	31,073	43,946	(29.3%)
(23,681)	(29,963)	21.0%	Interest Expense	(50,084)	(59,488)	15.8%
(12,582)	(7,810)	(61.1%)	Net Financial Income (Expenses)	(19,010)	(15,542)	(22.3%)
4,049	3,733	8.5%	Other Non Operating Income	7,457	6,796	9.7%
442	(419)	205.7%	Other Non Operating Expenses	(126)	(3,312)	96.2%
4,492	3,315	35.5%	Net other Non Operating Income (Expenses)	7,331	3,484	110.4%
(776)	(1,585)	51.0%	Price Level Restatement	(1,112)	(906)	(22.8%)
(7,542)	3,446	(318.8%)	Foreign Exchange Effect	(4,912)	13,517	(136.3%)
(8,317)	1,861	(546.8%)	Net Monetary Exposure	(6,024)	12,611	(147.8%)
(26,295)	(26,294)	(0.0%)	Positive Goodwill Amortization	(52,559)	(52,582)	0.0%

24,530	159,684	84.6%	Non Operating Income	138,925	451,083	(69.2%)

16,438	152,273	89.2%	Net Income before (1), (2) & (3)	124,669	437,962	(71.5%)
(6,566)	(5,702)	15.2%	Income Tax (1)	(10,411)	(11,786)	(11.7%)
19	20	(5.8%)	Negative Goodwill Amortization (2)	38	39	(3.0%)
-	-	N/A	Minority Interest (3)	-	-	N/A

9,891	146,590	93.3%	NET INCOME	114,296	426,215	(73.2%)

0.16	2.37		EPS (Ch$)	1.84	6.88
0.02	0.22		EPADS (US$)	0.18	0.65
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE First Half 2007 – Ownership

OWNERSHIP OF THE COMPANY AS OF JUNE 30, 2007

TOTAL SHAREHOLDERS: 8,590

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Monday, July 30th, 2007, at 11:00 AM EST (Eastern Standard Time) (11:00 AM Chilean time). To participate, please dial +1 (617) 213-4857 or +1 (888) 680-0890 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 28486942.

The phone replay will be available between July 30th, 2007, and August 9 th, 2007, dialing 1+ (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 30700207.

For this Conference Call you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=PX7TAAQUY and make your registration quicker. If not, please connect approximately 10 minutes prior to the scheduled start time.

Pg. 50

PRESS RELEASE First Half 2007 – Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Ignacio González	Denisse Labarca	Doris Saba
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 31, 2007